SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NexGen Energy Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65340P106

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

865 South Figueroa Street, Suite 2400

Los Angeles, California, 90017

(213) 633-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person CEF Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9) -0-
14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person CEF (Capital Markets) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9) -0-
14	Type of Reporting Person CO

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on August 1, 2017 (the “Original Schedule 13D”) by CEF Holdings Limited and CEF (Capital Markets) Limited (each a “Reporting Person” and collectively, the “Reporting Persons”). This Amendment constitutes an exit filing for the Reporting Persons.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Original Schedule 13D.

SCHEDULE 13D

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following paragraph:

On January 31, 2018, the Reporting Persons distributed all of the Common Shares and Debentures they beneficially owned to the CIBC Cayman Holdings Limited and Cheung Kong (Holdings) Limited, who each received 50% of the total Common Shares and Debentures beneficially owned by the Reporting Persons. After the completion of this distribution, the Reporting Persons no longer had beneficial ownership over any Common Shares or Debentures.

Item 5.	Interests in Securities of the Issuer

The information contained in the cover pages to this Schedule 13D is incorporated by reference into this item.

(a) and (b)

The beneficial ownership of the Common Shares by each Reporting Person as of the date hereof is reflected on that Reporting Person’s cover page.

(c)

Except as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Shares during the past 60 days.

(d)

No persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e)

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2020	CEF HOLDINGS LIMITED

/s/ Wayne Lee
	By:	Wayne Lee
	Title:	Director

Date: July 3, 2020	CEF (CAPITAL MARKETS) LIMITED

/s/ Wayne Lee
	By:	Wayne Lee
	Title:	Director